U. S. Securities and Exchange Commission
                          Washington, D. C. 20549


                                  FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.



1.   Name and Address of Reporting Person
          Wommack, H. H. III
          407 N. Big Spring Street
          Midland, TX 79701

2.   Issuer Name and Ticker or Trading Symbol
          Southwest Royalties, Inc. Income Fund V


3.   IRS or Social Security Number of Reporting Person
          ###-##-####

4.   Statement for Month/Year
          September 1996

5.   If Amendment, Date of Original
          N/A

6.   Relationship of Reporting Person to Issuer
          Southwest Royalties, Inc. as Managing General Partner, of which reporting person is President, CEO, Treasurer and Director.

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                                  TABLE I


1.   Title of Security
          Limited partnership interest



                                                Units
Date      Code    Units   Acquired    Price     Owned   Ownership  Nature
-----     ----    -----   --------    -----     -----   ---------  ------
09-05-96    P      4.00       A     $165.35     829.00      I         *
09-10-96    P      8.00       A     $165.35     837.00      I         *


* Southwest Royalties, Inc. as Managing General Partner, of which reporting person is President, CEO, Treasurer and Director.




Date: October 2, 1996                /s/ H. H. Wommack, III
                                     -----------------------------------
                                     H. H. Wommack, III, President, CEO,
                                     Treasurer and Director of Southwest
                                     Royalties, Inc. the Managing General
                                     Partner


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